Secure Financial Transactions — Any Time, Any Place
November 18, 2005
VIA EDGAR AND FACSIMILE
Mr. Donald Walker
Senior Assistant Chief Accountant
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Euronet Worldwide, Inc. Form 10-K for Fiscal Year Ended December 31, 2004 File No. 001-31648
Dear Mr. Walker:
We have reviewed your comment letter dated November 4, 2005 regarding Euronet’s Form 10-K for the year ended December 31, 2004. Our response to your comment follows.
Commission Comment relating to Note 12 — Debt Obligations, page 78:
We note in your response to our prior comment 7, that you would consider the value of your contingent interest feature to be insignificant. Please tell us how you valued the interest feature related to your convertible debentures and quantify the amount. Specifically, tell us the assumptions used and how you concluded that such feature is immaterial. Please cite authoritative guidance used.
Company Response:
Our contingent convertible debentures contain provisions for the payment of contingent interest not earlier than five years from the original issue date, and then re-evaluated every six months thereafter (the “applicable interest period”) depending on whether certain contingent conditions exist. We will pay contingent interest during the applicable interest period if the average trading price of a debenture during a five trading-day measurement period preceding such applicable interest period equals or exceeds 120% of the principal amount of the debentures; the amount of the contingent interest payable if the contingent conditions exist will be equal to 0.30% per annum multiplied by the debenture trading price during the measurement period.
As stated in our response to you dated October 17, 2005, as a result of our analysis of SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” paragraphs 6 through 13, we concluded that the instrument’s contingent interest feature meets the definition of an embedded derivative and is not specifically excluded from derivative treatment. Therefore, bifurcation from the host contract and accounting as
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a freestanding embedded derivative is required. We evaluated this feature and concluded it had immaterial value because, among other matters, (1) contingent interest cannot be triggered until the five year non-call period expires and (2) investors would not currently pay a material sum for this feature if offered on a stand alone basis.
The authoritative guidance on this issue is provided by SFAS No. 133 which carries forward the definition of fair value from SFAS No. 107, “Disclosures About Fair Value of Financial Instruments,” as the “. . . amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale.”
For the purposes of determining the amount (at which the right to receive contingent interest could be exchanged in a current transaction between willing parties) we first looked to quoted market prices as SFAS No. 133, paragraph 540 would suggest. We found none.
In the absence of quoted market prices, SFAS 107, paragraph 11, states management’s best estimate of fair value may be based on quoted prices of similar financial rights or on valuation techniques (such as models). Moreover, paragraph 26 suggests that if valuation models are not available, valuations may be obtained from specialist firms.
We then sought valuations for similar rights to receive contingent payments, but found none. While a significant number of contingent convertible bonds with contingent interest features have been in the market for several years, there exists no market for trading stand-alone rights to receive contingent payments or remotely similar instruments.
Having found no quoted values for the same or similar rights, we next turned to the view of our investment bank and certain investors. Specifically, we solicited views and estimates from our investment bank and from a few purchasers of the related contingent convertible bonds. Both parties have significant experience in advising, structuring, selling or buying the exact, similar or other debt instruments.
Our investment bank was of the view that a willing buyer, acting at arms length and without a compulsion to buy or sell, would not pay a material amount for such a feature on a stand alone basis. Further, our investment bank considered pricing scenarios where the contingent interest feature was included and excluded from the offering; again, they concluded that investors would not pay a material amount for the feature.
We also solicited confidential views on the stand alone value of the contingent interest feature from a random selection of purchasers of the bonds. With regard to the value of the contingent interest feature, the responses we received expressed views consistent with those of our investment bank.
Finally, we explored the use of valuation techniques as suggested by SFAS 107. We could not, nor could our investment bank, find a model available or currently utilized in the marketplace to value a stand-alone feature such as contingent interest or a reasonably similar instrument. We considered other valuation techniques to determine the amount a purchaser may be willing to pay for the contingent interest feature and we contemplated the possible required inputs and variables. These included, but were not limited to, the following:
•	Present value of contingent interest payments, if made beginning five years from issuance;

•	The probability we would exercise the call option;

•	The probability our investors would exercise the put option;

•	The likelihood of appreciation in our stock price sufficient to impact the put or call options or the contingent interest feature;

•	The likelihood that we utilize our significant U.S. net operating losses; and

•	The likelihood that we will be a taxpayer after December 20, 2009.

Given the range of probabilities on these and other potentially relevant variables, it is our opinion, and supported by our investment bank, a potential purchaser cannot predict with sufficient reliability the likelihood that contingent interest will be paid to warrant the payment of a material amount for the contingent interest feature.
SFAS 107, paragraph 15, contemplated that there would be investments where a quoted market price is not available because it has not obtained or developed the valuation model necessary to make the estimate, and it may not be practical if the cost of obtaining an independent valuation appears excessive when considering the materiality of the instrument to the entity. Accordingly, we determined that we did not need to utilize a predictive model, but rather rely on, as SFAS 107, paragraph 26 suggests, “... services offered by various specialist firms or from other sources.” In our specific case, we looked to the opinions of our investment bank and certain investors.
In summary, through consultations with an investment bank and input from investors, together with consideration of guidance provided by the SEC Staff, the FASB and others on the subject of materiality, we concluded that the amount to be paid by a willing buyer for the contingent interest feature is not material. For financial statement reporting purposes we concluded the contingent feature had immaterial value as a freestanding financial instrument at the issue date and through the date of this letter. Because the amount was not material, and is not meaningful in our view to an investor, we did not assign any value to the contingent interest feature.
If you have any questions concerning this letter or if you would like any additional information, please do not hesitate to call me at (913) 327-4200.
Sincerely,
/s/ Rick L. Weller

Rick L. Weller
Executive Vice President and
Chief Financial Officer

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